Filed by 10X Capital Venture Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: 10X Capital Venture Acquisition Corp. II

(Commission File No. 001-40722)

Date: November 3, 2022

AFRICAN AGRICULTURE, A GLOBAL FOOD SECURITY AND SUSTAINABILITY COMPANY, TO LIST ON NASDAQ VIA PLANNED MERGER WITH 10X CAPITAL VENTURE ACQUISITION CORP II (NASDAQ: VCXA)

NEW YORK, November 2, 2022 —

•	African Agriculture Inc. (“AAGR” or the “Company”) has entered into a merger agreement with 10X Capital Venture Acquisition Corp. II (Nasdaq: VCXA).

•	AAGR is led by a management team and board of directors with deep roots and a track record of success on the African continent.

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AAGR manages extensive farmland in West Africa, including an alfalfa farm it currently operates on approximately 750 acres of a total of 62,000 acres of dedicated farmland in Senegal, with approximately 500,000 acres of farmland under contract in Niger.

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Alfalfa was a $21 billion global market in 2021. Global prices of alfalfa have increased by approximately 50% since 2021, driven in part by rising demand for proteins from emerging economies, impacts from the onset of the war in Ukraine and droughts in California and Europe.

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Alfalfa is a critical input for the dairy and livestock industries. With the goal of producing alfalfa in Africa at a larger scale and significantly lower cost than in other global markets, AAGR’s mission is to provide food security to farmers and consumers globally, ensuring access to feedstock, dairy and meat.

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In addition to its primary crop, alfalfa, AAGR intends to promote sustainability and generate significant carbon credits by leveraging Western farming technology and participating in the Great Green Wall project in Niger.

•	Business combination based on a pre-money enterprise value for AAGR of $450 million.

•	10X II and African Agriculture have secured a $100 million equity line of credit facility from an affiliate of Yorkville Advisors.

•	10X II has secured an up to $100 million backstop commitment to help offset the impact of potential shareholder redemptions from a client of Cohen & Company Financial Management, LLC (“Cohen”).

•	Merger expected to be completed by 1H 2023; combined company expected to be listed on NASDAQ.

African Agriculture, Inc. (“AAGR” or the “Company”), a global food security company operating a commercial-scale alfalfa farm on the African continent to meet the growing demand for agricultural commodities globally, and 10X Capital Venture Acquisition Corp. II (Nasdaq: VCXA; Warrants VCXAW) (“10X II”), a special purpose acquisition company (“SPAC”) sponsored by 10X Capital, today announced the execution of a definitive Business Combination Agreement. Upon closing of the transaction, which values AAGR at an estimated enterprise value of $450 million, the combined company is expected to list its shares on the NASDAQ stock market.

Through the transaction, AAGR will receive additional capital for expanding its current and planned farming operations. 10X II and AAGR have secured a $100 million standby equity financing facility from YA II PN, LTD., an affiliate of Yorkville Advisors. 10X II has also entered into a forward purchase agreement with a client of Cohen, whereby such party has agreed to purchase, if applicable, shares of 10X II’s Class A ordinary shares prior to the closing of the business combination for a purchase price of up to $100 million in the event of potential redemptions by 10X II’s shareholders. Entities and funds managed by Cohen own equity interests in 10X II’s Sponsor.

AAGR’s lead investor and majority shareholder is Global Commodities and Investments Limited, a natural resources-focused investment firm owned by Switzerland-based entrepreneur Frank Timis, who has a track record of success in West African mining and infrastructure, including one of the largest natural gas discoveries on the Atlantic margin in Senegal’s history.

The combined public company will be led by current AAGR CEO Alan Kessler. Mr. Kessler is South African-born and a graduate of the University of Pennsylvania and Columbia Business School. He has served as an investment banker and research analyst at Morgan Stanley and Goldman Sachs, and later led IPOs for multiple African commodity companies. Mr. Kessler said, “Becoming a U.S. listed publicly traded company creates a significant opportunity for African Agriculture. The enhanced access to capital will allow us to continue to scale and grow our footprint to become a leading producer of alfalfa globally and grow our platform to further solidify our leading position in the field of protein security. Our access to abundant water and flexible logistics gives us the tools to restore the historical European breadbasket in the Senegal-Mauritania river valley, with further expansion potential into carbon credits with our sustainability-focused Great Green Wall project on approximately 500,000 acres in Niger.”

Partnership with 10X II

Hans Thomas, CEO of 10X Capital, commented, “The war in Ukraine this year and the drought we’ve been experiencing in California shine a spotlight on one of the biggest problems we have in the world: food security. With supply chains disrupted, grocery prices soaring, and many people globally facing acute shortages of grain, dairy and meat, we believe Alan and the AAGR team will provide farmers and consumers with real food security at a time of significant population and demand growth, via a valuable, simple solution,”

Mr. Thomas continued, “What they’ve achieved in their initial phase of farm development is already remarkable, and according to the World Bank, Africa contains over 60% of the world’s arable land, so in addition to the over half a million acres they currently have access to, I believe there is a direct line of sight to achieving tremendous scale in production. The crop they are initially producing, alfalfa, is one that often has high yields and is in high demand by farmers and consumers alike. They are operating in one of the fastest growing regions in the world with a strong need for food security. With its focus on sustainability and other ESG goals, AAGR expects to generate a positive economic impact by fostering higher crop productivity and generating carbon credits.”

Differentiated Platform

Alfalfa is one of the most critical and valuable agricultural commodities in the world, and is one of the highest yielding vegetation-based protein crops. The estimated market was $21 billion in 2021, and further estimated to increase to $35 billion by 2028 in a consensus of reports from Fortune Business Insights. Alfalfa is a key feed input for the dairy and livestock industries, and the price of the commodity has increased significantly within the last three years.

AAGR has over 62,000 acres of farmland in Senegal which are dedicated to current and planned alfalfa production, surrounded by abundant water resources including a 43,000 acre freshwater lake and a 2 million cubic foot per day river. AAGR estimates its cost per acre foot is an order of magnitude lower than the equivalent water price in California which offers a material production cost advantage and, when coupled with higher crop yields and shorter transportation distances, provides AAGR with a highly competitive and strategic position. AAGR operates a 750 acre alfalfa project on its initial farmland in Senegal, with room to expand alfalfa production across its 62,000 acres and realize large scale efficiencies. By comparison, the average farm in the United States is less than 445 acres. The Company has performed multiple cuts in 2022, with the harvest being sold locally in Senegal, and is actively preparing its facilities and product for export markets.

In addition to Senegal, the Company has signed agreements for approximately 500,000 acres of arable farmland in Niger. In the West African region, AAGR is strategically placed to take advantage of a growing market, conveniently located near its key consumption markets.

AAGR is actively seeking additional farmland across the Senegal-Mauritania river valley and the rest of the African continent, especially in the areas of primary production of cattle feed.

Logistics

Expanded port access within reach of the alfalfa farm greatly expands AAGR’s ability to export product, and aligns the pricing of its alfalfa products to global pricing, especially in the area of the member states of the Cooperation Council for the Arab States of the Gulf. The LFT AAGR farm is located less than 85 km from the city of Saint Louis in Senegal, which is situated on the Atlantic coast of the country and includes port facilities, and approximately 300 km from the Port of Dakar, which is managed by Dubai Ports World.

Food Security

Global food security is increasingly in focus. Several stressors on the food supply chain ranging from urbanization, to soil degradation, water insecurity and fragile logistics systems, require diversification of sources of feedstock for farm animals and shorter distances to offtake markets. AAGR believes it is uniquely situation to become a primary producer of a key strategic crop and minimize of supply chain disruptions, which if achieved, have large value creation potential.

Impactful Nature of Business Operations

By virtue of its geographical proximity to its consumption markets, the Company is greatly reducing the global carbon footprint of alfalfa. The nautical distance from Dakar to the Persian Gulf is approximately half the distance from the western United States to the Persian Gulf (7,346 nautical miles vs 14,602 nm). Protein access, nutrition, employment, sustainable irrigation, fertilizer and power programs further enhance the Company’s aspiration to adhere to every one of the seventeen United Nations Sustainable Development Goals. Together with its academic partner, Louisiana State University’s Agcenter, AAGR is further exploring mechanisms to reduce scope 3 methane emissions in cattle via feed based techniques.

Experienced Management Team

In addition to CEO Alan Kessler, the African Agriculture management team has extensive experience in global markets and operating businesses at scale in Africa.

Harry Green, AAGR’s CFO, brings decades of multi-industry experience, including with various private equity and hedge fund platforms. Mr. Green began his career at Donaldson, Lufkin and Jenrette (DLJ). Mr. Green has an MBA from the Wharton School of Business. Mr. Green was born and raised in South Africa.

AAGR’s team on the ground in Africa is experienced in operating at scale on the continent, with decades of industry experience in the region. Gora Seck, the President of AAGR’s Senegal operations has decades of experience in Senegal. Edward Meiring, AAGR’s Head of Farming, brings over 40 years of multigenerational experience in the farming sector as an agricultural specialist focused on quality control for large multinational exports. Kiran Shylaga, AAGR’s Chief Technical Officer, brings over 15 years of experience in the field of plant tissue culture, specializing in horticulture and floriculture crops, aligning with the greenfield development of the Ethiopian Sugar Institute. Elad Harzahav, AAGR’s Head of Logistics, and Technology Integration, brings more than 20 years of military experience and expertise, serving at the highest levels of Israel’s security and intelligence and responsible for safeguarding both internal and external state security. Javier Orellana, AAGR’s Chief Operating Officer, Senegal Operations, brings operational experience in agronomy from Bayer CropScience.

AAGR’s board of directors includes Orim Graves, CFA, Executive Director of the National Association of Securities Professionals and former Chief Investment Officer for the City of Philadelphia Board of Pensions and Retirement; Russell Read, former Chief Investment Officer of CalPERS, the Alaska Permanent Fund, and the Gulf Investment Corporation; Ambassador Modest Jonathan Mero, the outgoing Ambassador of the United Republic of Tanzania to the United Nations; Daphne Michelle Titus, a career member of the United States Department of State Senior Foreign Service and one of the State Department’s premier Africanists; and Ambassador (ret) Bisa Williams, Senior Fellow at Yale University’s Jackson Institute for Global Affairs and former U.S. Ambassador to Niger under President Barack Obama.

Key Transaction Terms

The Boards of Directors of each of the Company and 10X II has unanimously approved the proposed merger, which is expected to be completed in the first half of 2023, subject to regulatory approval, the approval of the proposed merger by the Company’s stockholders and 10X II’s shareholders and the satisfaction or waiver of other customary closing conditions.

Financial and Legal Advisors

Canaccord Genuity is serving as a financial advisor to 10X II on this transaction. Latham & Watkins LLP is legal counsel to 10X II. Morrison Cohen LLP is legal counsel to the Company.

About African Agriculture

African Agriculture, Inc. is a global food security company based in New York, which currently operates an alfalfa farm in Senegal and owned additional arable land on the African continent to meet the growing demand for agricultural commodities globally. For more information, visit https://africanagriculture.com/our-focus.

About 10X Capital

10X Capital is a venture capital and investment firm at the nexus of Wall Street and Silicon Valley, aligning institutional capital with high growth ventures, and promoting Diversity, Equity and Inclusion. 10X Capital invests across the capital structure, with a focus on companies using technology to disrupt major industries, including finance, healthcare, natural resources, transportation, infrastructure and real estate. For more information, visit https://www.10XCapital.com/.

10X Capital Venture Acquisition Corp II (Nasdaq: $VCXA) is a special purpose acquisition company sponsored by 10X Capital, focused on identifying high growth businesses domestically and abroad and bringing them to the public markets. For more information, visit https://www.10XSPAC.com/.

Additional Information

In connection with the proposed transaction, the Company will become the wholly-owned subsidiary of 10X II and 10X II will be renamed African Agriculture Holdings Inc. as of the closing of the proposed transaction. 10X II is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement and prospectus of 10X II. 10X and the Company urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about the Company, 10X II and the proposed transaction. Such persons can also read 10X II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for a description of the security holdings of 10X II’s officers and directors and their respective interests as security holders in the consummation of the proposed transaction. When available, the definitive proxy statement/prospectus will be mailed to 10X II’s shareholders. Shareholders will also be able to obtain copies of such documents and all other relevant documents filed or that will be filed with the SEC by 10X II, without charge, once available, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X II’s website https://www.10xspac.com/. Before making any voting decision, investors and security holders of 10X II and the Company, and other interested parties, are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including without limitation, statements regarding the proposed business combination between 10X II and the Company, the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by the Company and the markets in which the Company intends to operate, business strategies, industry environment, potential growth opportunities, the effects of regulations and 10X II’s or the Company’s projected future results. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions (including the negative versions of such words or expressions) are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of 10X II’s securities; (ii) the risk that the proposed business combination may not be completed by 10X II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by 10X II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of 10X II and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against 10X II or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of 10X II’s securities on Nasdaq; (viii) the price of 10X II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (x) the impact of fluctuations in agricultural commodity prices and related costs, as well as global demand for the Company’s products based on end-demand for crops, supply and quality issues, or any other reason; (xi) the Company’s reliance upon irrigation systems, public water sources and other resources subject to regulatory control by foreign governments; (xii) the international nature of the Company’s proposed business, including adverse trade policies, changes in laws, inflation, exchange controls, and civil or political instability; and (xiii) risks related to adverse weather conditions, including as a result of climate change, affecting the quality and price of agricultural products. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in 10X II’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, 10X II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by 10X II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and 10X II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither 10X II nor the Company gives any assurance that either 10X II or the Company will achieve its expectations.

Participants in the Solicitation

10X II, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of 10X II’s shareholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of 10X II’s directors and executive officers in 10X II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of 10X II’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available. Information concerning the interests of 10X II’s participants in the solicitation, which may, in some cases, be different than those of 10X II’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of 10X II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

CONTACTS:

For African Agriculture:

Investors: ak@africanagriculture.com

Media: Maxine Gordon, mg@africanagriculture.com

For 10X Capital:

Investors: IR@10xcapital.com

SPAC Website: www.10xspac.com